FORM 6-K

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

 of the Securities Exchange Act of 1934

January 08, 2016

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

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Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Announcement of a material resolution by the board of directors of M.Setek Co., Ltd., a subsidiary of AUO” dated January 08, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: January 08, 2016	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Strategy Officer

Item 1

AU Optronics Corp.

January 08, 2016

English Language Summary

Subject: Announcement of a material resolution by the board of directors of M.Setek Co., Ltd., a subsidiary of AUO

Regulation:	Published pursuant to Article 4-49 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2016/01/08

Contents:

1.	Date of occurrence of the event:2016/01/08

2.	Company name:M.Setek Co., Ltd.("M.Setek")

3.	Relationship to the Company (please enter "head office" or "subsidiaries"):subsidiaries

4.	Reciprocal shareholding ratios:AUO owns 99.9% stake in M.Setek indirectly.

5.	Name of the reporting media:N/A

6.	Content of the report:N/A

7.	Cause of occurrence:N/A

8.	Countermeasures:N/A

9.	Any other matters that need to be specified:

The board of directors of M.Setek Co., Ltd. (“M.Setek”), a subsidiary of AU Optronics Corp. (“AUO” or the “Company”), has resolved on 8th January 2016 to conduct a one-time impairment of all of its plants and equipments associated with polysilicon production. Due to market volatility and over-supply for polysilicon and that M.Setek no longer has competitive advantages in production of polysilicon, the board of directors of M.Setek has resolved today to cease the production of polysilicon. After conducting asset impairment tests in accordance with the accounting principles and with due consideration, M.Setek decided base on the concept of prudence to recognize associated asset impairment charge of JPY 24.65 billion (equivalent of NT$ 6.75 billion) (1). In the future, M.Setek will focus on the production of Ingot product which it has relatively more competitive advantages.

The asset impairment charge will be recognized in the fourth quarter of 2015, and is expected to have an impact on AUO’s 2015 basic earning per share by NT$ 0.7(1). AUO’s 2016 depreciation expense is estimated to be decreased by approximate NT$ 1.1 billion(2). The asset impairment charge is non-cash loss, and therefore there would be no impact to the Company's operating cash flows. AUO believes that discontinuance of a business operation that no longer has competitive advantages could significantly improve its solar business asset quality, reducing future operation burden and strengthening long term operation performance which the Company hopes will accelerate the time required for its solar business to achieve the goal of profitability.

1.All financial information was unaudited and was prepared by the Company in accordance with International Financial Reporting Standards in Taiwan (Taiwan IFRS).

2.Based on exchange rate of JPY$1=NT$0.2743.